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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gradco Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

609524-10-03

(Cusip Number)

James E. Mitchell,
General Partner,
Mitchell, Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626
Telephone No.: 714-432-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H108			Page 2 of 6

1.	Name of Reporting Person: Mitchell Partners, L.P., a California limited partnership James E. Mitchell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Working capital of Mitchell Partners (WC) Personal Funds of James E. Mitchell(PF)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California for both parties

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Mitchell Partners, L.P. - 60, 189 Shares James E. Mitchell - 67 Shares (held in James E. Mitchell IRA Account) (James E. Mitchell has sole voting power as to all shares.)

		8.	Shared Voting Power: Not applicable

		9.	Sole Dispositive Power: Mitchell Partners, L.P. - 60,189 shares James E. Mitchell-67 Shares (held in James E. Mitchell IRA Account) James E. Mitchell has sole dispositive power as to all shares.)

		10.	Shared Dispositive Power: Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Mitchell Partners, L.P. - 60,189 Shares (26.28% of 229,026 Shares outstanding) and James E. Mitchell - 67 Shares (0.03% of 229, 026 Shares outstanding)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11): Mitchell Partners, L.P. - 26.28% of 229,026 shares outstanding James E. Mitchell - 0.03% of 229,026 shares outstanding

14.	Type of Reporting Person (See Instructions): Mitchell Partners, L.P. Limited Partnership(LP) James E. Mitchell - Individual(IN)

Cusip No. 609524-10-3	Page 3 of 6

Item 1.	Security and Issuer.

The securities that are the subject of this statement consist of common stock (no par value) of Gradco Systems, Inc. (the “Issuer”). The name and the address of the principal executive offices of the Issuer are as follows:

Gradco Systems, Inc.
39 Parker
Irvine, California 92618
Attention: Corporate Secretary

Item 2.	Identity and Background.

     (a) This statement is filed on behalf of Mitchell Partners, L.P., a California limited partnership, and James E. Mitchell.

     (b) The business address of Mitchell Partners, L.P. and James E. Mitchell is:

James E. Mitchell
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626

     (c)(1) The principal business of Mitchell Partners, L.P. is in securities investment. Mitchell Partners, L.P. is not an operating company, and it has no subsidiaries.

          (2) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of Mitchell Partners, L.P.

     (d) Neither Mitchell Partners, L.P. nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mitchell Partners, L.P. nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)(1) Mitchell Partners, L.P. is a California limited partnership with its principal executive offices in California. James E. Mitchell is the sole general partner of Mitchell Partners, L.P.

Cusip No. 609524-10-3	Page 4 of 6

          (2) James E. Mitchell is a United States citizen and resident of California.

Item 3.	Source and Amount of Funds or Other Consideration.

     (a) Mitchell Partners, L.P. used general working capital funds to acquire the 60,189 shares of common stock of the Issuer.

     (b) Individual Retirement Account funds of James E. Mitchell have been used to acquire his current holdings of 67 shares of common stock of the Issuer.

     (c) Neither Mitchell Partners, L.P. nor James E. Mitchell has used borrowed funds to acquire the subject securities.

     (d) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, L.P. and James E. Mitchell personally through registered broker-dealers. The most recent purchase by Mitchell Partners, L.P. on February 11, 2004 was for 42,913 shares at a price of $10.70 per share. The last purchase by James E. Mitchell was on November 10, 2000 and was for 2,000 shares at a price of $1.375 per share (as previously reported), which shares were subsequently exchanged for 67 new shares in a 30 to 1 reverse stock split.

Item 4.	Purpose of Transaction.

     All transactions prior to February 2004 for the purchase or sale of the common stock of the Issuer by both Mitchell Partners, L.P. and James E. Mitchell were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. The two most recent stock purchases were made in light of the Company’s recent public announcement proposing that the Company merge with another entity. Mitchell Partners, L.P. and James E. Mitchell are opposed to the proposed merger at the price and terms mentioned in recent press releases of the Company. Mitchell Partners, L.P. and James E. Mitchell are considering actions to protect their investments and to maximize the value of their shares in the Company. These actions may include, without limitation, acquisition of additional shares, possible discussions with other shareholders who may also oppose the proposed merger transaction, discussions with officers and directors of the Company for alternatives to the proposed merger transaction, actions to elect new board members supporting the position of Mitchell Partners, L.P., voting shares in opposition to the proposed merger transaction, seeking appraisal rights, and pursuing other actions to protect their investments and to maximize the value of their shares. Except as described above, neither Mitchell Partners, L.P. nor James E. Mitchell has any plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or

Cusip No. 609524-10-3	Page 5 of 6

management of the Issuer (Mitchell Partners, L.P. and James E. Mitchell reserve the right to propose a different slate of Directors for the Company.), (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person (Mitchell Partners, L.P. and James E. Mitchell have not reviewed all pertinent corporate documents and reserve the right to pursue changes that they believe are appropriate.), (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. (Mitchell Partners, L.P. and James E. Mitchell reserve the right to pursue changes in the operation, management, structure and financial condition of the Company to protect their investments and to maximize the value of their shares.) Both Mitchell Partners, L.P. and James E. Mitchell intend to continue to conduct investment activities related to the securities of the Issuer.

Item 5.	Interest in the Securities of the Issuer.

     (a)(1) Mitchell Partners, L.P. owns 60,189 shares of common stock of the Issuer, which equals approximately 26.28% of the total 229,026 outstanding shares of common stock of the Issuer.

          (2) James E. Mitchell through an IRA account owns 67 shares of common stock of the Issuer, which equals approximately 0.03% of the total 229,026 outstanding shares of common stock of the Issuer.

     (b) With respect to all shares of common stock of the Issuer held by either Mitchell Partners, L.P. or James E. Mitchell, James E. Mitchell. has the sole power to vote and the sole power to dispose.

     (c) (1) During the prior sixty day period, Mitchell Partners, L.P. acquired the following shares of common stock of the Issuer at the following prices per share in purchase transactions conducted in the ordinary course of business through a registered broker-dealer:

Date	No. of Units	Price Per Share
02/10/04	1,000	$9.85
02/11/04	42,913	$10.70

Cusip No. 609524-10-3	Page 6 of 6

        (2) During the prior sixty day period, James E. Mitchell acquired no shares of common stock of the Issuer.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Mitchell Partners, L.P. and James E. Mitchell, respectively.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mitchell Partners, L.P. nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

     Neither Mitchell Partners, L.P. nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 18, 2004	Mitchell Partners, L.P., a California limited partnership
	By:	/s/ James E. Mitchell
James E. Mitchell, Sole General Partner

Dated: February 18, 2004	James E. Mitchell, Personally
	By:	/s/ James E. Mitchell
James E. Mitchell, Personally